SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission File Number 1-3526


                A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                 Mirant Services
                      Bargaining Unit Employee Savings Plan

                               c/o Mirant Services
                             1155 Perimeter Center W
                             Atlanta, Georgia 30338



              B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               Mirant Corporation
                             1155 Perimeter Center W
                             Atlanta, Georgia 30338

                                 MIRANT SERVICES

                      BARGAINING UNIT EMPLOYEE SAVINGS PLAN


           FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBITS

                           DECEMBER 31, 2002 AND 2001





                                TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits--December 31, 2002 and 2001

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002


                       NOTES TO THE FINANCIAL STATEMENTS


SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule  I:  Schedule  H,  Line  4i--Schedule  of  Assets  (Held at End of
     Year)--December 31, 2002




                                    EXHIBITS

23.1  Independent Auditors' Consent

23.2  Notice Regarding Consent of Arthur Andersen LLP

99.1  Certification pursuant to Section 906 of the Sarbanes-Oxley Act

                          Independent Auditors' Report






The Plan Administrator
Mirant Services Bargaining Unit
  Employee Savings Plan:


We have audited the accompanying statement of net assets available for benefits of the Mirant Services Bargaining Unit Employee Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of net assets available for benefits as of December 31, 2001 was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on the statement of net assets available for benefits as of December 31, 2001, in their report dated April 16, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2002 financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the 2002 financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall 2002 financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2002 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the 2002 basic financial statements but is supplementary information required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.



                                      /s/KPMG LLP

Atlanta, Georgia
June 20, 2003

The following report of independent accountants is a copy of the report previously issued in connection with the Plan's 2001 financial statements on Form 11-K and has not been reissued by Arthur Andersen LLP, the former independent public accountants. The Arthur Andersen report refers to certain financial information as of December 31, 2000 and for the year ended December 31, 2001, which are no longer included in the accompanying financial statements.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Mirant Services Bargaining Unit
Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Mirant Services Bargaining Unit Employee Savings Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the year ended December 31, 2001 and for the period from December 19, 2000 (inception) through December 31, 2000. These financial statements and schedules are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001 and for the period from December 19, 2000 (inception) through December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets (held at end of year) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Arthur Andersen, LLP
------------------------------
Arthur Andersen, LLP
Atlanta, Georgia
April 16, 2002

                                 MIRANT SERVICES
                      BARGAINING UNIT EMPLOYEE SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001



                                                                                          2002                  2001
                                                                                   -------------------   -------------------
Assets:
     Investments, at fair value (notes 3 and 4)                                 $       47,521,972            53,853,149
     Company contributions receivable                                                       57,765                 9,992
     Accrued income                                                                         63,894               144,981
                                                                                   -------------------   -------------------
                 Net assets available for benefits                              $       47,643,631            54,008,122
                                                                                   ===================   ===================
See accompanying notes to financial statements.




                                 MIRANT SERVICES
                      BARGAINING UNIT EMPLOYEE SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2002

Additions (reductions) to net assets attributed to:

     Investment income (loss):
        Net depreciation in fair value of investments (note 4)                                         $     (10,591,635)
        Dividends and interest                                                                                 1,713,224
                                                                                                          ------------------
                 Total investment loss                                                                        (8,878,411)
                                                                                                          ------------------
     Contributions:

        Participants                                                                                           5,279,027
        Company                                                                                                1,394,545
                                                                                                          ------------------
                 Total contributions                                                                           6,673,572
                                                                                                          ------------------
                                                                                                          ------------------
                 Total reductions                                                                             (2,204,839)
                                                                                                          ------------------
Deductions:

     Benefits paid to participants or beneficiaries                                                            3,649,783
     Administrative expenses                                                                                       7,921
     Transfer to affiliated plan (note 8)                                                                        342,343
     Transfer to other plan (note 9)                                                                             159,605
                                                                                                          ------------------
                 Net deductions                                                                                4,159,652
                                                                                                          ------------------
                 Net decrease in assets available for benefits                                                (6,364,491)

Net assets available for benefits:

     Beginning of year                                                                                        54,008,122
                                                                                                          ------------------
     End of year                                                                                       $      47,643,631
                                                                                                          ==================
See accompanying notes to financial statements.


                                 MIRANT SERVICES
                      BARGAINING UNIT EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(1) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Mirant Services Bargaining Unit Employee Savings Plan (Plan) in preparing its financial statements.

     (a) Basis of Presentation

          The records of the Plan are maintained on the cash basis of accounting. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (b) Investments

          Investments in mutual funds and common stocks are stated at fair value based on quoted market prices or as determined by T. Rowe Price (Trustee). Investments in money market funds and loans to participants are stated at cost which approximates fair value. Securities transactions are accounted for on a trade date basis.

          Realized and unrealized investment gains and losses are included in net depreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

          The Plan's investments include funds which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

     (c) Fair Value of Financial Instruments

          Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of contribution receivable and accrued income is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(2) Plan Description

The following description of the Plan provides only general information. Participants should refer to the summary plan description or the plan document for a more complete description of the Plan's provisions.

     (a) General

          The Plan is a defined contribution plan sponsored by Mirant Services, LLC (the Company), a wholly owned subsidiary of Mirant Corporation covering all regular full-time and part-time employees who are covered under a collective bargaining agreement. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

          The Plan is administered by a benefits committee appointed by the Company. The benefits committee is responsible for the control, management, and administration of the Plan and the assets held in trust at the Trustee as of December 31, 2002 and 2001 and for the year ended December 31, 2002.

          On January 19, 2001, Southern Energy, Inc. announced, as part of its separation from Southern Company, that it was changing its name to Mirant Corporation. They began doing business as Mirant Corporation on January 22, 2001 and legally changed the name on February 26, 2001. The Company, noted above, is the employing company and plan sponsor.

     (b) Transferred Accounts and Merged Plans

          In December 2000, an affiliate of Southern Energy Resources, Inc. acquired certain assets of Potomac Electric Power Company (PEPCO). Pursuant to the acquisition, certain former employees of PEPCO who were eligible to participate in the PEPCO Bargaining Unit Retirement Savings Plan became eligible to participate in the Plan on December 19, 2000. The accounts of the former PEPCO employees who elected to a Voluntary Trust-to-Trust transfer were transferred into the Plan in early 2001 and were mapped to investments under the Plan with comparable investment objectives. The portions of the participants' accounts, which were invested in the PEPCO stock fund prior to the transfer, were invested in PEPCO common stock under the Plan.

          Effective May 1, 2001, the assets of the Southern Energy Resources, Inc. Bargaining Unit Savings Plan and the Southern Energy Resources, Inc. Savings Plan for Covered Employees were merged into the Plan and were mapped to investments under the Plan with comparable investment objectives. The portions of the participants' accounts, which were invested in the Southern Company stock fund prior to the transfer, were invested in Southern Company common stock under the Plan.

     (c) Contributions

          Participants may elect to contribute a percentage of their base compensation, on a pretax or after-tax basis, subject to certain limitations defined by the Plan, into any of the investment funds offered by the Plan. Participants may change their contribution percentages at any time. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Plan has distinct characteristics for the various bargaining units noted above relative to eligibility and contributions (note 6).

          For all collectively bargained full-time and part-time employees who participate in a defined benefit plan with a 1.0 formula, as defined, the Company may elect to make a discretionary annual profit-sharing contribution to the Plan of the participant's eligible compensation to be allocated pro rata. Eligible compensation is the participant's actual base salary pay plus short-term incentive pay received during the period. The Company made discretionary contributions of $57,765 for the year ended December 31, 2002.

     (d) Participant Accounts and Vesting

          Each participant's account is credited with his contribution, the Company's matching contribution, and plan earnings (losses). Participants are immediately fully vested in these contributions. Discretionary profit-sharing contributions are 100% vested after five years of service. Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent company contributions to the Plan. Investment income (loss), realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants' accounts daily based on the proportion of each participant's account balance to the total account balance within each investment fund.

          A participant may direct his contributions into any of the investment fund options offered by the Plan. A participant may change his election options at any time. Company matching and discretionary profit-sharing contributions are initially invested in the Company stock fund until the participant elects to redirect the contributions to another investment fund.

          Participants with investments held in the Southern Company stock fund, PEPCO stock fund, and BP Amoco stock fund will have five years (until March 31, 2006) to liquidate their investment position in the stock and transfer the proceeds into other investment options within the Plan. These Plan investment options are considered frozen; therefore, no new contributions may be made into these options. There are no other restrictions on transferring in or out of any other investment options within the Plan.

     (e) Benefits

          Upon termination of service, death, or disability, a participant or his beneficiary may elect to receive an amount equal to the value of his account in a lump-sum distribution. If account balances are less than $5,000, participants will automatically receive a lump-sum payment. If a participant retires, he may elect to receive a lump-sum distribution or annual installments for a period not to exceed 20 years or life expectancy. Distributions upon termination of service, retirement, disability, or death are normally made in cash unless shares of common stock are requested.

          Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the Plan agreement.

          A participant may borrow the lesser of $50,000, less the highest outstanding loan balance in the previous 12 months, or 50% of his/her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over the respective term of the loan. The interest rate is determined by the plan administrator based on the current prime rate at the time of the loan and is fixed over the life of the note. A participant may have up to two general-purpose loans and one loan for a residence outstanding at any given time.

     (f) Administrative Expenses

          Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

(3) Transactions with Parties-in-Interest

     At December 31, 2002 and 2001, the Plan held investments in funds sponsored by the Trustee with current values of $31,180,809 and $32,060,720, respectively. The Plan held investments in 254,578 and 282,798 shares of PEPCO Stock Fund with current values of $4,936,284 and $6,382,751 at December 31, 2002 and 2001, respectively. The Plan held investments in 103,219 and 150,629 shares of Southern Company with current values of $2,930,410 and $3,818,451 at December 31, 2002 and 2001, respectively. The
     Plan held 1,102,423 and 327,170 shares of Mirant Corporation common stock with current values of $2,061,532 and $5,241,274 at December 31, 2002 and 2001, respectively. These transactions qualify as party-in-interest transactions.

(4) Investments

     Individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are as follows:


                                                     2002                   2001
                                              --------------------   -------------------

   T. Rowe Price Stable Value Fund             $ 18,828,989            16,638,749
   Mirant Corporation Stock Fund                  2,061,532             5,241,274
   T. Rowe Price Blue Chip Growth Fund            7,235,589             9,950,280
   PEPCO Stock Fund                               4,936,284             6,382,751
   Southern Company Stock Fund                    2,930,410             3,818,451


     During 2002, the Plan's investments depreciated in fair value as follows:

   Net depreciation in fair value:
   Mutual funds                                    $        (3,838,656)
   Common stocks                                            (6,752,979)
                                                      ------------------
                 Net depreciation in fair value    $       (10,591,635)
                                                      ===================


(5) Federal Income Taxes

     The Internal Revenue Service has determined and informed the Company by a letter dated October 25, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                 MIRANT SERVICES
                      BARGAINING UNIT EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001




(6) Key Provisions for Respective Collective Bargaining Units

     The following are key provisions of the Plan for each collective bargaining unit:


                                                                                                           Employee contribution
     Unions                       Eligibility                                Company match                      percentage
-----------------   ------------------------------------------    ------------------------------------   ------------------------
Midwest Union       Regular full-time and regular part-time      Eligible after one year of service;     1% to 16% of base pay,
                    members of the United Steelworkers           75% of the first 6% of participant's    on a before-tax and/or
                    of America Local #12502                      base pay contributed to the Plan        after-tax basis
California Union    Regular full-time and regular part-time      Company match is based on years         1% to 15% of base pay,
                    members of the International                 of service                              on a before-tax and/or
                    Brotherhood of Electrical Workers                                                    after-tax basis
                    Local #1245
Mid-Atlantic Union  Regular full-time and regular part-time      40% of the first 6% of participant's    1% to 19% of base pay,
                    members of the International                 base pay contributed to the Plan        on a before-tax and/or
                    Brotherhood of Electrical Workers                                                    after-tax basis
                    Local #1900
New York Union      Regular full-time and regular part-time      Eligible after one year of service;     1% to 20% of base pay,
                    members of the International                 75% of the first 6% of participant's    on a before-tax and/or
                    Brotherhood of Electrical Workers            base pay contributed to the Plan        after-tax basis
                    Local #503, upon completion of one
                    year of service
New England Union   Regular full-time and regular part-time      Eligible after one year of service;     1% to 30% of base pay,
                    members of Utility Workers' Union of         100% of the first 4% of participant's   on a before-tax and/or
                    America Local #369 and #480                  base pay contributed to the Plan        after-tax basis



(7) Plan Termination

     While it is the Company's intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(8) Transfer to Affiliated Plan

     During 2002, due to changes in employment status, the Plan transferred account balances of certain participants to the Mirant Services Employee Savings Plan.

(9) Transfer to Other Plan

     Effective June 5, 2002, following the sale of Stateline Power generating facility, plan assets of $159,605 attributable to Stateline Plant's employees were transferred to the Dominion Salaried Savings Plan.

(10) Litigation

     On April 17, 2003, a purported class action lawsuit alleging violations of ERISA was filed in the United States District Court for the Northern District of Georgia entitled James Brown v. Mirant Corporation, et al., Civil Action No. 1:03-CV-1027 (the ERISA Litigation). The ERISA Litigation names as defendants Mirant Corporation, certain of its current and former officers and directors, and Southern Company. The plaintiff, who seeks to represent a putative class of participants and beneficiaries of the plan alleges that defendants breached their duties under ERISA by, among other things: (1) concealing information from the Plans' participants and beneficiaries; (2) failing to ensure that the Plans' assets were invested prudently; (3) failing to monitor the Plans' fiduciaries; and (4) failing to engage independent fiduciaries to make judgments about the Plans' investments. The plaintiff seeks unspecified damages, injunctive relief, attorneys' fees and costs.

     On June 3, 2003, a second purported class action lawsuit alleging violations of ERISA was filed in the United States District Court for the Northern District of Georgia entitled Greg Waller v. Mirant Corporation, et al., Civil Action No. 1:03-CV-1558 (the ERISA Litigation II). The ERISA Litigation II names as defendants Mirant Corporation, certain of its current and former officers and directors, and Southern Company. The claims asserted, factual allegations made, and the relief sought underlying this lawsuit are substantially similar to those described above in the ERISA Litigation.

                                 MIRANT SERVICES
                      BARGAINING UNIT EMPLOYEE SAVINGS PLAN
                        Schedule H, Line 4i - Schedule of
                          Assets (Held at End of Year)
                                December 31, 2002


           Identity of issuer                                   Description of investments             Current value
-----------------------------------------------------   ------------------------------------------   -----------------
     Franklin Small Cap Growth Fund                                 43,362 mutual fund units           $        951,801
     Scudder International Fund                                      8,751 mutual fund units                    265,690
     American New Perspective Fund                                  19,901 mutual fund units                    359,024
     PIMCO Total Return Fund                                       125,312 mutual fund units                  1,337,080
*    T. Rowe Price Equity Index Trust Fund                          76,441 mutual fund units                  1,836,109
*    T. Rowe Price Personal Strategy Income Fund                    23,106 mutual fund units                    277,267
*    T. Rowe Price Personal Strategy Balanced Fund                  68,574 mutual fund units                    930,554
*    T. Rowe Price Personal Strategy Growth Fund                    58,306 mutual fund units                    882,176
*    T. Rowe Price Small Cap Stock Fund                             51,475 mutual fund units                  1,106,716
*    T. Rowe Price Tradelink Investments                            83,409 mutual fund units                     83,409
*    T. Rowe Price Blue Chip Growth Fund                           329,640 mutual fund units                  7,235,589
*    PEPCO Stock Fund                                              254,578 shares of common stock             4,936,284
*    T. Rowe Price Stable Value Fund                            18,828,989 money market fund units           18,828,989
*    Mirant Corporation Stock Fund                               1,102,423 shares of common stock             2,061,532
*    Southern Company Stock Fund                                   103,219 shares of common stock             2,930,410
     Participant loans (interest rates from
        4.25% to 4.75% with maturity dates through
        December 31, 2017)                                                                                    3,499,342
                                                                                                          -----------------
                                                                                                       $     47,521,972
                                                                                                          =================
* Indicates a party in interest to the Plan.

See accompanying independent auditors' report.





                                    SIGNATURE



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                      MIRANT SERVICES
                      BARGAINING UNIT EMPLOYEE SAVINGS PLAN




                      /s/ Vance Booker
                      Vance Booker
                      Senior Vice President
                      Administration and Technical



June 26, 2003

                                                                    EXHIBIT 23.1


                          INDEPENDENT AUDITORS' CONSENT



The Board of Directors
Mirant Corporation:

We consent to the incorporation by reference in registration statement (No. 333-56574) on Form S-8 of our report dated June 20, 2003, relating to the statement of net assets available for plan benefits of the Mirant Services Bargaining Unit Employee Savings Plan as of December 31, 2002 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and related supplemental schedule, which report appears in the December 31, 2002 annual report on Form 11-K of the Mirant Services Bargaining Unit Employee Savings Plan.


                                   /s/KPMG LLP



Atlanta, Georgia
June 25, 2003

                                                                    EXHIBIT 23.2



NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

     Section 11(a) of the Securities Act of 1933, as amended (the "Securities Act"), provides that if any part of a registration statement at the time such part becomes effective contains an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement, or as having prepared or certified any report or valuation which is used in connection with the registration statement, with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant.

     This Form 11-K is incorporated by reference into the following previously filed registration statements of Mirant Services Bargaining Unit Employee Savings Plan (the Plan): Registration Statement on Form S-8 file number 333-56574 (the "Registration Statement") and, for purposes of determining liability under the Securities Act, is deemed to be a new registration statement for each Registration Statement into which it is incorporated by reference.

     On May 15, 2002, the Plan dismissed Arthur Andersen LLP ("Arthur Andersen") as its independent public accountant and appointed KPMG LLP to replace Arthur Andersen. Both the engagement partner and the manager for the Plan's prior fiscal year audit are no longer with Arthur Andersen. As a result, the Plan has been unable to obtain Arthur Andersen's written consent to incorporate by reference into the Registration Statements Arthur Andersen's audit report regarding the Plan's financial statements as of December 31, 2001. Under these circumstances, Rule 437a under the Securities Act and Rule 2-02 of Regulation S-X promulgated by the Securities and Exchange Commission permit the Plan to file this Form 11-K without a written consent from Arthur Andersen. As a result, however, Arthur Andersen will have no liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act for any purchases of securities under the Registration Statements made on or after the date of the Form 11-K. However, to the extent provided in Section 11(b)(3)(C) of the Securities Act, other persons who are liable under Section 11(a) of the Securities Act, including the Plan's officers and directors, may still rely on Arthur Andersen's original audit reports as being made by an expert for purposes of establishing a due diligence defense under Section 11(b) of the Securities Act.

                                                       EXHIBIT 99.1


         CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT

June 26, 2003


U. S. Securities and Exchange Commission 450 Fifth Street, N. W.
Washington, D.C. 20549

Ladies and Gentlemen:

     The certification set forth below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed to be filed pursuant to the Securities Exchange Act of 1934 and does not constitute a part of the Annual Report for the Mirant Services Bargaining Unit Employee Savings Plan (the "Plan") on Form 11-K for the period ending December 31, 2002 (the "Report") accompanying this letter.

     Vance N. Booker, the Senior Vice President, Administration and Technical of Mirant Corporation ("Mirant"), the deemed Chief Executive Officer of the Plan, and Harvey A. Wagner, the Chief Financial Officer of Mirant, the deemed Chief Financial Officer of the Plan, each certifies that, to the best of their knowledge:

1. such Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.


                         /s/ Vance N. Booker
                         --------------------------------------------
                         Name:  Vance N. Booker
                         Title:  deemed Chief Executive Officer

                         /s/ Harvey A. Wagner
                         --------------------------------------------
                         Name:  Harvey A. Wagner
                         Title: Chief Financial Officer

  A signed original of this written statement required by Section 906 has been provided to Mirant Corporation and will be retained by Mirant Corporation and furnished to the Securities and Exchange Commission or its staff upon request.